Exhibit 99.1

HIGHLIGHTS – SECOND QUARTER 2014

•	Record high operational EBIT of NOK 1 220 million, which contributed to cash flow from operations of NOK 1 324 million.
•	Drop in the NOS reference salmon price from NOK 46.56 to NOK 39.31 during the quarter.
•	Record high harvest volume of 114 176 tons compared to 79 438 in the second quarter of 2013.
•	The cost per kg for harvested fish was down from the first quarter of 2014. Compared to the same quarter last year, costs have increased due to higher disease mitigation costs.
•	Another disappointing quarter for Morpol and VAP Europe, with operational EBIT of NOK 24 million and NOK -4 million respectively.
•	The sale of the activities at the Shetland and Orkney Islands was completed at a sales price of GBP 122.5 million.
•	The building of the feed factory was completed in June and commercial production has commenced.
•	Two additional farms ASC certified in August, and four more are in the pipeline.
•	Net cash flow per share NOK 5.00, of which NOK 2.86 was related to net cash received from disposal of assets held for sale.
•	EUR 20 million fine imposed by the EU Commission related to the Morpol acquisition, claiming alleged breach of European Merger control rules. Decision will be referred to the EU courts.
•	Earnings per share (EPS) of NOK -0.35 and an underlying EPS of NOK 2.05 in the quarter.
•	Return on capital employed (ROCE) of 23.9%.
•	Net interest-bearing debt (NIBD) of NOK 6 990 million at the end of the quarter.
•	Convertible bond of EUR 375 million was issued in April, with an annual coupon of 0.875%.
•	Refinancing of bank facilities of EUR 425 million at favorable terms.
•	The Norwegian Government has proposed moderate capacity increase with stricter environmental demand to secure sustainable growth.
•	Russia has decided to prohibit import of seafood products from the United States, the EU, Canada, Australia and Norway for a one-year period.
•	Based on the second quarter earnings and cash flow, the Board has resolved to pay out a quarterly dividend of NOK 1.00.

1) Excluding change in unrealised gains/losses from salmon derivatives, net fair value adjustment of biomass, onerous contracts provisions, results from associated companies, restructuring costs, impairment losses of fixed assets/intangibles and other non-operational items.
2) Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate – per share.
3) Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects.
4) ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustment of biomass, onerous contracts provisions and other non-operational items / Average NIBD + Equity, excluding fair value adjustment of biomass, onerous contracts provisions and net assets held for sale, unless there are material transactions in the period.
5) Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).

PROFIT - FINANCIAL RESULTS IN THE QUARTER

The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2013.)
Operational EBIT amounted to NOK 1 220 million in the quarter (NOK 901 million). The contribution from Farming was NOK 1 118 million (NOK 859 million). The increase is due to the significant increase in volume harvested. Sales and Marketing contributed with NOK 135 million (NOK 83 million) from Markets, NOK -4 million (NOK 7 million) from VAP Europe and NOK 24 million from Morpol.

Operational EBIT in the period was affected by exceptional items in the amount of NOK 107 million, which primarily relates to sea lice mitigation of NOK 85 million. Refer to Note 6 to the interim financial statements for further details.

EBIT was NOK 210 million (NOK 627 million), negatively affected by:
-
a significant reduction in the fair value of biological assets in the second quarter of 2014, partly due to lower market prices on salmon, and partly due to less fish in sea at the end of the second quarter compared to the first quarter of 2014.

-
a fine of EUR 20 million, equivalent to NOK 168 million,  was imposed by the EU Commission related to the Morpol acquisition process, and recognized as a non-operational item. The decision will be referred to the EU courts.

Financial items
Total change in fair value of the conversion liability component of the convertible bond, included in other financial items, amounted to NOK - 429 million in the quarter (NOK - 154 million), mainly due to the significant increase of the Marine Harvest share price.

Cash flow and NIBD

Cash flow from operations amounted to NOK 1 324 million (NOK 1 123 million), due to high operational EBITDA and seasonal release of working capital.

Net Capex was NOK 334 million (NOK 445 million), including gross investments in MH Fish Feed of NOK 86 million, and in MH Norway of NOK 317 million. The sale of the activities on the Shetland and Orkney Islands contributed with net cash of NOK 1 173 million.

In April a convertible bond of EUR 375 million was issued. The fair value of the conversion liability component of NOK 486 million, classified as non-current interest-free liabilities, decreases the net interest-bearing debt.

Dividend of NOK 1 953 million, adjusted for withholding taxes, was distributed in the quarter.

GUIDING PRINCIPLE	AMBITION	2014 ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q2: 23.9% YTD: 22.9%
Solidity	NIBD/Equity ratio below 50%	NIBD/Equity ratio of 48.3%

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

1) MH Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to own salmon in MH Markets, MH VAP Europe and Morpol is allocated back to country of origin.

The table below and upcoming performance review provide information along this line.

Other units reported Operational EBIT of NOK - 52 million in the quarter (NOK - 48 million), including a loss of NOK 1 million from Sterling White Halibut (NOK - 4 million). The currency effects of foreign currency contract sales towards NOK is recognized as income/cost of NOK 15 million in Marine Harvest ASA and Marine Harvest Norway respectively.

NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
	SOURCES OF ORIGIN							
OPERATIONAL EBIT								
MH FARMING	752	170	67	83	13	33		1 118
MH SALES AND MARKETING								
MH Markets	64	52	4	8	0	3	4	135
MH VAP Europe	- 2	- 1	0	0	0	0	0	- 4
Morpol	22	2	0	0	0	0	0	24
SUBTOTAL	835	223	71	90	13	36	4	1 272
Other entities [2]							-52	- 52
TOTAL	835	223	71	90	13	36	- 48	1 220
Harvest volume (gutted weight tons, salmon)	68 674	18 274	6 459	16 425	1 296	3 048		114 176
Operational EBIT per kg (NOK) [3]	12.16	12.19	11.01	5.50	9.94	11.72		11.14
- of which MH Markets	0.93	2.86	0.60	0.47	-0.02	0.84		1.18
- of which MH VAP Europe	-0.03	-0.08	0.00	0.00	-0.09	0.00		-0.03
- of which Morpol	0.32	0.13	0.00	0.00	0.00	0.00		0.21
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	99%	107%	99%	99%		99%		101%
Contract coverage (%) [5]	35%	44%	0%	24%	95%	11%		33%
Quality - superior share (%)	92%	96%	83%	83%	94%	95%		91%
Exceptional items (NOK million) [5]	-105	0	-2	0	0	0		-107
Exceptional items per kg (NOK) [5]	-1.53	0.00	-0.25	0.00	0.00	0.00		-0.94
GUIDANCE								
Q3 2014 harvest volume (gutted weight tons)	63 500	13 000	7 000	18 500	1 000	3 000		106 000
2014 harvest volume (gutted weight tons)	254 000	49 500	29 000	66 500	6 000	9 000		414 000
Q3 2014 contract share (%)	45%	54%	0%	11%	92%	0%		37%

[1] Operational EBIT arising from non salmon speices and 3rd party salmon not allocated to source of origin
[2] Sterling White Halibut, Fish Feed, Headquarter and Holding companies
[3] Excluding Sterling White Halibut, Headquarter and Holding companies
[4] MH Markets' price achievement to third party, MH VAP Europe and Morpol
[5] Exceptional items impacting operational EBIT

MARKET OVERVIEW

Industry
Global harvest of Atlantic Salmon amounted to 487 000 tons in the second quarter, an increase of 16% compared to same quarter of 2013.

Volumes from Norway increased by 15% compared to the second quarter of 2013. This was driven by a higher number of fish combined with a contraction of the production cycle due to more advantageous growth conditions during the winter.

Volumes from Chile surprised on the upside and grew by 27% compared to second quarter of 2013. Short term, the biological problems in the region have been relieved due to an established sea lice drug being permitted by the US Food and Drug Administration (FDA). The underlying biological situation in the region is however still very concerning.

Scotland also grew with 18% in the quarter whereas North America declined by 15%. The decline in North America was mainly impacted by planned reductions resulting from previous biological issues. The remaining regions grew by high digits in the quarter.

The strong supply growth caused a considerable drop in prices in Europe, from a historic high level in the second quarter of 2013. The demand in the Americas continued to be strong as a 17% supply increase in the region was absorbed at similar prices to the same quarter last year. The Chilean industry however increased their frozen inventory in the quarter.

Demand in the EU proved strong in the quarter as consumption increased by 25 000 tons at a relatively high historic price level.

Although consumption in the US grew by lower digits than supply, the demand development in the region is considered to be strong. The ongoing development of introducing more sophisticated products is expected to enforce this trend.

The development in Russia continued to be weak in the quarter. Please note that the ongoing sanctions imposed by Russia were introduces after the end of the quarter.  Over the last twelve months, Russia constituted about 7% of the global market for Atlantic salmon. The sanctions are anticipated to impact the traditional trade patterns for producing regions.

The Brazilian market continued to be very strong and grew by 23%. Asian markets also proved very strong in the quarter, with a growth of 61% in China/Hong Kong and 30% in Japan.

Source: Kontali

Marine Harvest

Geographic market presence
Total salmon revenues in the second quarter were distributed as indicated in the graph. Europe is by far the largest market for Marine Harvest’s salmon with 69% of the total revenues (66%).

Sales by product
The Group’s main specie is Atlantic salmon. The sales revenue distribution across products was as follows in the second quarter:

The main product, fresh whole salmon, represented 50% of total sales revenues (59%), while smoked and value added salmon products (fresh and frozen total) accounted for 42% (30%). The product mix has changed compared to 2013 with higher shares of smoked products due to the inclusion of Morpol.

In the second quarter Marine Harvest continued its effort to introduce new, and further develop existing brands. As a result of close cooperation between Marine Harvest Japan and Marine Harvest Norway, a successful launch of the premium brand Mowi was carried out in Japan in the second quarter. The Mowi salmon guarantees a predetermined color and quality in addition to promoting the unique heritage of the Mowi salmon – “Color may be imitated, heritage cannot be copied”. The first customers have already signed up for the new product. Testing of our brand Olav’s in 35 Albert Heijn shops commenced in week 24, while the testing in Carrefour Belgium and France is in progress. Olav’s is a series of fresh pre-packed salmon with a separate pack of marinade. Our introduction of “Rebel Fish” - a ready-to-prepare new line of fresh, skinless salmon for the microwave oven is in the process of being introduced in three major US retailers.

With our first salmon farms certified against the ASC standard in Norway, we have introduced our first ASC products in Aldi stores in Germany. Two additional salmon farms were ASC certified in August and four farms are in the pipeline. Negotiations with major customers on ASC salmon are ongoing.

Price achievement
Strong supply growth contributed to falling prices in the second quarter. The overall price achievement compared to the reference price was slightly impacted by high contract shares at prices below the spot level for salmon of Norwegian and Chilean origin. The contract effect was significantly less negative than in the first quarter. The contract share based on harvested volume for the Group was 33% in the quarter. The quality of harvested fish improved from the first quarter to a superior share of 91% overall. The price achievement in the spot market was good with the exception of salmon of Norwegian origin, where very high volumes and a challenging size mix had a negative effect on the achieved spot price.

* Price achievement to the five farming units, Norway, Scotland, Canada, Chile (2014 only) and Faroes.

The combined global price achieved was 1% above the reference price in the period compared to 6% below the reference price in 2013 due to a more favorable contract portfolio. The contract shares ranged from 0% for Canadian salmon to 44% for Scottish salmon.

The average price achievement is measured vs reference prices in all markets (NOS for Norwegian and Faroese salmon, derived NOS (NOS + NOK 1.48 in the quarter) for Scottish salmon, and Urner Barry for Canadian and Chilean salmon). The ambition over time is to exceed the relevant reference price in all markets. The price achievement in the period was above the reference price for salmon of Scottish origin. The price achievement for salmon of Norwegian origin was negatively impacted by high contract shares at prices below the reference price.

PROFIT - OPERATIONAL PERFORMANCE

Salmon of Norwegian origin

Operational EBIT per kg
Operational EBIT in the second quarter amounted to NOK 835 million (NOK 660 million), which was NOK 12.16 per kg (NOK 12.33). The profitability in the four Norwegian regions shows variation, with Region West reporting the best result.

Compared to the second quarter of 2013, a more favorable contract portfolio and improved quality compensated for the reduction in the reference price. Increased sea lice mitigation costs reversed the positive price effect, and Operational EBIT per kg thus ended slightly down from last year.

Price and volume development
The reference price for Salmon of Norwegian origin fell as expected in the quarter, on the back of an increase in the supply of approximately 15%. The average reference price in the quarter was NOK 39.31 per kg compared to NOK 46.56 and NOK 41.51 per kg in the first quarter of 2014 and the second quarter of 2013 respectively. The volume available for harvest was significantly higher than anticipated in the period due to favorable sea water temperatures resulting in accelerated growth. Marine Harvest had a contract share of 35% for salmon of Norwegian origin in the second quarter (40%). The overall price achieved was 1% below the reference price. The price achievement in the spot market was lower than normal due to high volumes and a challenging size mix (big and small fish). Despite being more favorable than in the second quarter of 2013, the contract contribution was negative in the period. The superior share was 92% in the period, compared to 83% in the second quarter of 2013. In the second quarter we introduced the Mowi brand for fresh Norwegian salmon in the Japanese market (refer to Product section).

High seawater temperatures during the winter of 2013/2014 have resulted in significant increases in production and harvest volumes compared to 2013 when the seawater temperature was lower than normal. Harvested volume in the second quarter thus ended at 68 674 tons gutted weight, compared to 53 545 tons gutted weight in the second quarter of 2013.

Costs and operations
The biological cost of harvested fish increased by 3% compared to the second quarter of 2013. The cost of feed per kg harvested was unchanged compared the corresponding period in 2013.

As in previous periods, sea lice mitigation costs have been high for the harvested generation. The estimated exceptional cost related to sea lice mitigation amounted to NOK 85 million in the second quarter (NOK 30 million).  Year to date exceptional sea lice mitigation costs are NOK 1.08 per kg harvested (NOK 0.60).

Non-seawater costs in the quarter were reduced compared to the same period in 2013, due to increased volume (scale effects) partially offset by increased costs as a result of reduced survival. Exceptional mortality was recorded at several sites in the period, with the main causes of mortality being CMS, PD and treatment losses in connection with lice treatment. A total exceptional cost of NOK 21 million was recognized in the period. Losses from exceptional mortality in the second quarter of 2013 amounted to NOK 4 million.

There has been no exceptional mortality related to Amoebic Gill Disease (AGD) in 2013 or 2014, but the surveillance and screening efforts continue. AGD mitigation efforts have resulted in increased cost for salmon harvested in 2014 up to NOK 0.50 per kg in the most exposed region. The health team and seawater production department are prepared to take immediate action if AGD problems should arise.

Salmon of Norwegian origin by region

Region South
•	Operational EBIT NOK 184 million in the quarter, NOK 11.66 per kg.
•
The second quarter was challenging due to PD and CMS causing exceptional mortality in the amount of NOK 11 million, and increased cost of harvested salmon due to AGD mitigation efforts. The AGD screening carried out in the second quarter did not reveal any positive samples.

•
The region reported high lice mitigation costs in the quarter, but there is wide variation between areas. All Agder sites have managed lice control through non medicinal lice mitigation tools, wrasse, since November 2010.

•	The region harvested 2 447 tons gutted weight Aquaculture Stewardship Council (ASC) certified salmon in the quarter (16% of total harvest).
•	High seawater temperatures during the summer affected growth.

Region West
•	The best performing region for Operational EBIT per kg in the second quarter due to good biological performance. Operational EBIT NOK 273 million in the period, NOK 14.13 per kg.
•	The region is facing increasing lice mitigation costs. Treatment losses resulted in exceptional mortality in the period in the amount of NOK 5 million.
•	The AGD screening carried out in the second quarter did not reveal any positive samples.
•	Very good growth conditions - seawater temperatures above normal in the beginning of the quarter.
•	Three sites in progress for ASC certification in 2014.

Region Mid
•	Operational EBIT NOK 162 million in the quarter, NOK 10.02 per kg.
•	Operational EBIT per kg affected by biological challenges in prior months and increased health costs contributing to high cost of harvested biomass.
•	Non sea water costs high due to high wellboat costs as a result of quarantine regulations in Trønderlag.
•	Biological concerns with regards to resistance to lice treatments in some areas. High lice levels throughout the region.
•	ASC certification of two sites (12 000 tons) completed in August.
•	Good sea water growth – seawater temperatures above normal.

Region North
•	Operational EBIT NOK 216 million in the quarter, NOK 12.42 per kg.
•	The region harvested out a generation challenged with high lice mitigation costs in the second quarter. Harvesting from the new generation will improve the regions relative performance going forward.
•	Transportation losses contributed to exceptional mortality in the amount of NOK 4 million.
•	The region experienced reduced quality on harvested fish in the period due to deformities and wounds.

Salmon of Scottish origin

Operational EBIT per kg
Operational EBIT for salmon of Scottish origin amounted to NOK 223 million in the second quarter (NOK 181 million), which was NOK 12.19 per kg (NOK 13.55). The reduction in margin compared to 2013 is a result of lower prices, combined with higher costs, partially offset by higher volume.

Price and volume development
Spot prices were significantly lower in the second quarter of 2014 than in the same period last year due to increased supply. Both the spot prices and the contract prices achieved in the period were above the reference price, contributing to price achievement above the reference price for the period. The contract share was 44% in the period, which is lower than normal due to the high harvest volume. The superior share was 96% which is high and also slightly above the second quarter of 2013 (95%). As a result of the above, the overall price achievement was significantly better when compared to 2013 and ended 7% above the reference level in the quarter (10% below last year).

The second quarter harvest volume was 37% above the corresponding period in 2013 at 18 274 tons gutted weight (13 329 tons).

Costs and operations
Biological costs for fish harvested in the period increased by 7% compared to the second quarter of 2013 due to higher feed and sea lice mitigation costs. The feed cost per kg harvested salmon increased by 5% compared to 2013 despite the improvements achieved in the feed conversion ratio. Due to increasing feed raw material prices throughout 2013, the feed cost per kg for fish harvested in the quarter has increased. The cost of medication has increased due to preventive AGD treatments and lice mitigation costs. Other seawater costs were largely unchanged compared to last year.

Non-seawater costs have increased compared to the second quarter of 2013, due to third party processing of excess volume.

There are no sites facing health challenges in Scotland at present. Sea lice is at present the main biological challenge. The health team and seawater production department are also prepared to take immediate action if AGD challenges should arise.

Salmon of Canadian origin

Operational EBIT per kg
Operational EBIT amounted to NOK 71 million in the second quarter (NOK 130 million), which was NOK 11.01 per kg (NOK 14.55). Despite the significant drop in the reference price, our Canadian salmon continues to deliver strong results.

Price and volume development
The prices for fresh whole Canadian salmon started the quarter significantly higher than the last 7 year average, but trended downwards in the period due to increased supply of salmon of Chilean origin. The supply of North American salmon was down in the period compared to the same quarter last year. At quarter end the price was below USD 3.00 per lb gutted weight (Urner Barry 10-12 lb). This is below the last seven year average and significantly down from the peak level of USD 4 per lb gutted weight in the beginning of the year. Compared to the second quarter of 2013, the reference price was down by 3%.

The price achievement in the second quarter was 1% below the reference price due to a low superior share. There were no contracts for salmon of Canadian origin in the second quarter of 2014 compared to 5% in the same period in 2013.  The superior share was 83% in the second quarter of 2014 (88%). The reason for downgrading was mainly predator effects. Marine Harvest Canada works continuously to improve the equipment to reduce the exposure to predation, including the introduction of double nets at the most exposed sites.

Marine Harvest Canada only harvested 6 459 tons gutted weight in the second quarter (8 932 tons) due to reduced smolt stocking in 2012.

Costs and operations
Low dissolved oxygen levels in the ocean during the fourth quarter of 2013 resulted in reduced feeding and thus slow growth. This has affected the biomass cost per kg for fish harvested in the second quarter. In addition to the dissolved oxygen effect, the increased feed prices in 2013 hit the cost per kg for harvested biomass in the quarter. As a result, the cost of biomass harvested in the second quarter was 12% higher than in the corresponding period in 2013.

Canadian salmon also encountered significant negative scale effects in non-seawater costs in the period. The planned reduction in harvest volume will continue to influence the full cost per kg negatively in 2014. The reduction in harvest volume is a result of the decision to reduce the smolt output in 2012.

Exceptional mortality in the amount of NOK 2 million was recognized in the second quarter of 2014 compared to NOK 4 million in 2013. The 2014 mortality related to an algal bloom.

ASC audits have been carried out in Marine Harvest Canada and one farm is in the pipeline for certification towards the end of the year.

Salmon of Chilean origin

Operational EBIT per kg
Operational EBIT for salmon of Chilean origin amounted to NOK 90 million in the period (NOK -59 million) which was NOK 5.50 per kg. Marine Harvest did not harvest salmon in Chile in the second quarter of 2013.

Price and volume development
The Urner Barry price for Chilean salmon increased in the beginning of the quarter, but decreased to the last seven year average during the course of the quarter due to the significant increase in supply. An even more significant reduction was experienced in the Brazilian market in the period. The price achieved was 1% below the reference price in the quarter as the effect of favorable spot price achievement in the Brazilian and US markets was reversed by negative effects from downgrading and contracts. The contract share was 24%. The superior share was 83% in the period. The reasons for downgrading were low color due to fish reaching maturation, gaping and melanin spots.

Marine Harvest Chile harvested 16 425 tons gutted weight in the second quarter (no harvest in the second quarter of 2013).

Costs and operations
The biological development remains a concern, but the sea lice load at the end of the quarter was lower than at the corresponding time in 2013. The cost of harvested biomass was stable compared to the first quarter of 2014. Improvements in the feed conversion ratio has mitigated the effect of increasing feed prices, while good seawater growth has contributed to reduce other seawater cost per kg. Lice mitigation costs remain high.

The high volume has contributed to lower non-seawater cost per kg (scale effects).  In the second quarter, the full cost per kg for a head on gutted salmon packed in a standard box remained high and was approximately USD 4.70, which is the same as in the first quarter of 2014. Compared to the first quarter seawater costs have been slightly reduced, while the lower harvest volume contributed to higher non-seawater costs per kg.

There was no exceptional mortality recognized in the quarter. In the second quarter of 2013 exceptional mortality in the amount of NOK 8 million was recognized.

Salmon of Irish origin

Salmon of Irish origin achieved an operational EBIT of NOK 13 million in the second quarter (NOK 10 million). Operational EBIT per kg harvested in the period was NOK 9.94 (NOK 7.23).

Achieved prices were above last year. Harvest volume was 1 296 tons gutted weight (1 407 tons).

There was no exceptional mortality recognized in the second quarter of 2013 and 2014, although AGD treatments were started in June. PD remains a factor for monitoring.

Salmon of Faroese origin

Salmon of Faroese origin achieved an operational EBIT of NOK 36 million in the second quarter (NOK 37 million). In per kg terms, the Faroese operations delivered an Operational EBIT of NOK 11.72, which is down from the second quarter of 2013 due to reduced spot prices and higher biomass cost per kg (NOK 16.41).

Harvest volume in the second quarter was 3 048 tons gutted weight (2 225 tons).

The cost of harvested fish has increased compared to 2013 due to increased sea lice mitigation costs. A new third party processing agreement has also contributed to increased processing costs.

MH VAP Europe
Please note that the operational EBIT for salmon in MH VAP Europe also is included in the results per country of origin.

Operational EBIT
Operational EBIT for VAP Europe ended at NOK -4 million in the period (NOK 7 million). The margin contribution from salmon (mainly salmon of Norwegian and Scottish origin) was NOK -3 million, while the contribution from other species and third party salmon was     NOK -1 million in the second quarter. The operational EBIT margin in VAP in the period was -0.3% (0.7%).

Price and volume development
Marine Harvest VAP Europe’s operating revenues were NOK 1 226 million in the second quarter (NOK 1 045 million).

The average price achieved in EUR was 4% higher than in the corresponding period in 2013. Total volume sold in the second quarter was 15 210 tons product weight (14 805 tons). The salmon sales volume has increased compared to 2013 and the salmon share of the total volume was 63% in the second quarter of 2014 (61%) mainly due to inclusion of Morpol UK.

The recession in the French economy continued in the second quarter affecting protein consumption in general and salmon consumption in particular. Year to date sales of smoked and fresh salmon products are down by 15% and 20% respectively compared to the same period in 2013. In an effort to boost protein consumptions, retailers are becoming more aggressive towards suppliers, which has contributed to margin pressure. The prospects for the French economy for 2014 have been reduced and we expect the French salmon market to remain challenging going forward.

We continue to strengthen category management to grow sales. Our branding efforts continue. As a result of close cooperation between Marine Harvest VAP and Morpol, we have opened a new plant in Harsum Germany producing fresh MAP products for the German market.

Costs and operations
Raw material prices remained high in the quarter and due to the challenging market conditions in one of our main markets, we have been unable to fully pass the high raw material prices on to the customers.

VAP Europe comprises activities in three areas – fresh, frozen and chilled (smoked), with significant variation in performance.

In our fresh operations, the restructuring has contributed to increased production efficiency for the continental European operations. Extended roll out of a manufacturing excellence and people efficiency program should contribute to further improvements going forward. The fresh category is negatively impacted by losses on the UK operations due to low volume. In the frozen area, significant efficiency and yield improvements have been achieved and the profitability is acceptable. In our chilled/smoked operations, the quarter suffered from the closure of one of the French plants, unfavorable mix and construction works.

Other issues
The plan to restructure the European VAP operations where the ambition is to optimize the capacity usage and to concentrate production in fewer, but larger entities was completed in the second quarter.  After the restructuring the number of plants in VAP Europe has been reduced from 13 to eight. The closure of the last plant took place in June. In connection with this closure and other performance improvement initiatives, we recognized additional restructuring costs of NOK 39 million as a significantly lower number of employees than targeted at the affected French plant accepted the job opportunities offered at a close by plant.

In June Marine Harvest announced the launch of Marine Harvest Consumer Products – the new combined business unit of Morpol and Marine Harvest VAP Europe. For additional information, please refer to p. 17 “Events during and after the close of the quarter”.

Morpol
Please note that the operational EBIT for salmon in Morpol Processing also is included in the results per country of origin.

Operational EBIT
Operational EBIT for Morpol ended at NOK 24 million in the period. The margin contribution from own salmon (salmon of Norwegian and Scottish origin) was NOK 24 million, while the contribution from third party salmon and other species was NOK 0 million in the second quarter. The operational EBIT margin in Morpol in the period was       2.3%. Morpol was not included in the Group’s figures in the second quarter of 2013.

Price and volume development
Morpol’s operating revenues were NOK 1 040 million in the second quarter. Total volume sold in the period was 11 365 tons product weight. Due to high salmon raw material prices, the sold volume has been reduced by more than 10% compared to the same period in 2013. The volume reduction is most significant in the sales of cold smoked products in the French and German markets. The second quarter product mix was less favorable than in the fourth quarter of 2013 with increased sales of low margin products. The salmon share of total volume was 91% in the second quarter of 2014.

Excluding the French conventional retail market, we believe the retail market will remain stable going forward. In France the shift from conventional retail stores toward hard discount as the main outlet for salmon products is expected to continue. The German market for smoked products is price sensitive and volumes have been reduced in periods with high prices. Lost smoked volumes have, however been offset by increased sales of fresh products in this market.

We continue to strengthen category management to grow sales. Our branding efforts continue. As a result of close cooperation between Marine Harvest VAP and Morpol, we have opened a new plant in Harsum Germany producing fresh MAP products for the German market (the German entity is included in the Morpol figures). Efforts to sell Morpol products in the American market continue and our sales of ASC certified smoked products are developing positively with one additional major retail chain added to the customer list in the third quarter.

Costs and operations
Morpol was significantly exposed to the spot price of salmon in the second quarter, as the products sold in the quarter were generally produced using raw materials purchased in the spot market. The average spot price decreased by 16% in NOK (14% in EUR) compared to the first quarter of 2014, which benefited margins. On the negative side, the volume reduction compared to last year has been greater than expected, and our operational efficiency has therefore suffered, contributing to increased cost per kg produced.

Other issues
In June Marine Harvest announced the launch of Marine Harvest Consumer Products – the new combined business unit of Morpol and Marine Harvest VAP Europe. For additional information, please refer to p. 17 “Events during and after the close of the quarter”.

PEOPLE – SAFE AND MEANINGFUL JOBS

Employee safety and employees’ self-respect and personal pride cannot be compromised if Marine Harvest is to succeed as a company with good relationships with the local communities.

Employee Health and Safety
In the second quarter, the Group recorded 62 LTIs for own employees. The increase from 2013 is 47, of which 40 LTIs relate to Morpol operations that were not included in 2013. Six of the incidents were in the high seriousness category, which is an increase of four from the second quarter of 2013. Measured in LTIs per million hours worked (rolling average), the figure increased compared to the second quarter of 2013 and ended at 13.4. The increase is mainly driven by the inclusion of Morpol.

The absenteeism increased from 4.0% in the second quarter of 2013 to 5.1% in 2014. The increase is due to the inclusion of Morpol.

Global employee survey
A global employee survey was carried out in the second quarter, and the survey results are in the process of being shared with the management teams globally. The survey results show that people are proud to work for Marine Harvest and that they think the Group has a clear and promising direction. Areas for improvement were also identified, and these will be addressed in the months to come as a part of our effort to make Marine Harvest a leading, global protein producer.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q2 2014 ACHIEVEMENT
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked increased to 13.4. The increase is mainly driven by the inclusion of Morpol.
Healthy working environment	Absenteeism < 4%	Absenteeism of 5.1% in the quarter mainly driven by the inclusion of Morpol.

PRODUCT – TASTY AND HEALTHY SEAFOOD

Marine Harvest will not compromise on the ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to the Group’s customers. Through this, long-term financial solidity will be delivered.

Branding efforts continues – Mowi launched in Japan
As a result of close cooperation between Marine Harvest Japan and Marine Harvest Norway, a successful launch of the premium brand Mowi was carried out in Japan in the second quarter. The Mowi salmon guarantees a certain color and quality in addition to promoting the unique heritage of the Mowi salmon – “Color may be imitated, heritage cannot be copied”. The first customers have already signed up for the new product.

Rebel fish
Our introduction of “Rebel Fish” – a ready-to-prepare line of fresh, skinless salmon for the microwave oven is in the process of being introduced in three major US retail chains. The preliminary feedback is positive and we are running continuous promotions to introduce the product to consumers in the stores.

Another Supreme Salmon store in Taipei
In August we opened a new Supreme Salmon Store in Taipei, Taiwan building on the success of our two other stores opened in 2013.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q2 2014 ACHIEVEMENT
Food quality and safety	Supply seafood with valuable health benefits, preferred for its quality and documented safety	Health targets met
Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Introduction of Mowi brand in Japan. Continuous effort with existing brands.

PLANET – SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

All Marine Harvests operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. To maintain fish health, avoid escapes and minimize the environmental impact of the operations, the Group needs the best skilled people.

Escape prevention
Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. In the second quarter and year to date there have been no escape incidents.

Fish health
Infectious Salmon Anaemia (ISA): ISA has re-emerged in the Chilean industry. In the second quarter of 2014 there were no new ISA confirmed sites or suspect sites in the industry. At quarter end there were 31 HPRO positive in the Chilean industry, three of them being Marine Harvest sites. HPRO is the avirulant/non-pathogenic strain of the ISA virus without clinical symptoms.  Marine Harvest supports strict measures to immediately harvest out sites with ISA outbreaks.

Pancreas Disease (PD): There were four sites diagnosed with PD in Norway in the quarter, compared to seven in the second quarter of 2013. PD was a cause of reduced survival in region South in the second quarter. There were no new sites diagnosed with PD in Scotland in the second quarter of 2014 and 2013. In Ireland one site was diagnosed with PD in the period compared to three sites in the second quarter of 2013.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Neoparamoeba perurans, caused Amoebic Gill Disease, elevated mortality and reduced performance in Scotland and Ireland in 2012. In 2013, the amoeba was also found in Norway. The presence of the amoeba increases with higher seawater temperatures and the second quarter is therefore not the most challenging in this regard. AGD was not a top five cause of mortality in any region except Ireland in the second quarter, and no exceptional mortality has been recognized in this regard in the period. The Group’s health team and seawater production departments are prepared to take immediate action if challenges should arise when the seawater temperature increases.

Lice management
Marine Harvest actively works to reduce the sea lice count in all farming units. With the exception of the Faroes, Chile and Canada, all farming regions reported higher levels of sea lice at the end of June 2014 than at the corresponding time in 2013. High seawater temperatures have contributed to the high lice levels. The lice count in Chile is currently controlled through Salmosan, but remains a concern due to the high number of treatments required per cycle to maintain the lice load at acceptable levels.  Marine Harvest Chile continues to work to promote good sea lice practices. Extensive testing of non-medicinal tools is ongoing in collaboration between R&D and Technical and the operating units in Chile and Norway.

Significant improvement in growth rates and biological feed conversion rates (bFCR)
Marine Harvest Global R&D and Technical have recently documented significant improvements throughout the Group in the key measures seawater growth and bFCR. Over the last two and a half years, the growth rate for an average salmon in the Group has increased by what corresponds to a 900 grams bigger fish at harvest, or a “saved” production time of 40-90 days for a generation. Changes in the feed composition as well as changes in management practices are the main reasons for the improvement. R&D efforts to reduce the seawater production time continue to further contribute to reduced production costs and lower operational risk.

Medicine use
Marine Harvest focuses on preventing infectious diseases and limiting their spread. If fish get infected, they are treated with approved medicines. In the second quarter, the total use of antibiotics corresponded to 36 grams per ton biomass produced compared to 44 grams per ton in the second quarter of 2013. Antibiotics are currently mainly used to treat for Rickettsia (SRS) in Chile.

Additional farms ASC certified
In 2013, we announced our commitment to be 100% ASC certified by 2020. In August two farms in Norway’s Region Mid were certified. Four additional farms are awaiting certification.

For further information regarding sustainability and biological risk management, reference is made to the 2013 Annual report.

GUIDING PRINCIPLE	AMBITION	Q2 2014 ACHIEVEMENT
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	No escape incidents
Ensure healthy stocks minimising diseases and losses in the farming activities	Increase survival rates	Accumulated mortality (in numbers) was 2.25% which is a slight increase from the second quarter of 2013 due to higher mortality in Norway

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER

Norwegian authorities opening up for sustainable farming growth
In June, the Norwegian Ministry of Trade, Industry and Fisheries suggested to open up for 5% sustainable growth in the salmon farming industry. The right to grow is suggested to be given to existing salmon farmers subject to compliance with stricter environmental demands related to lice mitigation and control. Provided that all current license holders accept the suggested new terms, a 5% increase translates into a capacity increase of approximately 60 000 tons gutted weight per year. The price per license to be increased is suggested to be NOK 1.5 million. In the same announcement, the proposal of moving towards rolling/average MAB has been suggested abandoned by the authorities.

Import ban on seafood to Russia
Russia has decided to prohibit import of seafood products from the United States, the EU, Canada, Australia and Norway for a one-year period. For Marine Harvest, salmon from Chile and the Faroe Islands can still be imported to Russia and we are working to redirect our products in accordance with the new market regulations.

Norwegian response to the Russian import ban
In response to the Russian ban on imports, the Norwegian government has temporarily expanded the Maximum Allowed Biomass (MAB) per salmon license by 6% up to and including March 31, 2015. The increase is subject to compliance with the environmental regulations.

Refinancing of bank facilities
On July 15, Marine Harvest ASA announced an agreement to refinance its existing bank facilities with a senior secured five year EUR 425 million multicurrency revolving credit facility, with its existing lenders; DNB, Nordea, Rabobank and ABN AMRO. The Facility includes an accordion increase option, which provides flexibility for the parties to agree an increased size of the facility by further up to EUR 425 million during the term of the Facility. The principal financial covenant of the Facility is an equity ratio of no less than 35% during the term. The remaining portfolio of interest bearing debt does not include more restrictive financial covenants. The portfolio of interest bearing debt does not include any scheduled amortizations.

Fine imposed by the EU Commission
The EU commission has imposed a fine related to the Morpol acquisition process of EUR 20 million, as a consequence of an alleged breach of the provisions of the European Merger Control Rules. The decision will be referred to the EU courts. The approval of the Morpol transaction is not affected by EU’s fine.

Annual General Meeting
The Annual General Meeting of Marine Harvest ASA was held May 22, 2014. The AGM renewed the Boards authorities to purchase up to 10% of the Company’s own shares, to increase the share capital by up to 10% and to take up convertible loans with a conversion right up to 64 million shares. The AGM further approved the Boards proposal for distribution of extraordinary dividend of NOK 5.00 per share, and approved an authority to the Board to distribute quarterly dividends.

Nominated for one green license in Norway
In 2013 the Norwegian authorities announced that 45 new licenses would be issued (45 new licenses represents an increase of 4.7% compared to the total number of seawater licenses in Norway at year end 2013). The last ten licenses – the green licenses, were nominated in June and Marine Harvest Norway was nominated for one of the licenses.  The price was NOK 10 million.

First deliveries from the feed plant in Bjugn, Norway
In June we made the first deliveries of our own produced feed to sites in Norway, Region Mid. Commercial deliveries started in July, in line with plan. The official opening of the plant is set to October 15.

Marine Harvest Consumer Products
In June Marine Harvest announced the launch of Marine Harvest Consumer Products – the new combined Business Unit of Morpol and Marine Harvest VAP Europe. The new BU will be fully operational by September 2014 and will be led by Maiko Van der Meer. He will be supported by a leadership team with balanced representation from both companies. The ambition of the new BU is to become the seafood category leader with a strong focus on quality, innovation, brand building and excellence in customer service. Through the integration, Marine Harvest will be better able to meet consumers' needs for seafood and have a dedicated, single point of contact to serve them with a full product assortment. This is an important step for Marine Harvest as part of leading The Blue Revolution and creating an integrated, global protein company.

Launching new Marine Harvest website and 2014 Industry handbook
In the second quarter we launched new web pages built around our four Ps; Profit, Planet, Product and People to provide stakeholders better insight into our operations. We have also launched the 2014 version of the Industry Handbook. Please refer to www.marineharvest.com for details.

Dividend of NOK 1.00 per share
Supported by the strong operating results, a strong forward market and a solid financial position, the Board has decided to pay out a quarterly dividend of NOK 1.00 per share.

OUTLOOK

The outlook for the salmon farming industry looks solid for the medium and long term as sustainability issues are preventing the industry from initiating a supply response to the tight market balance.

Marine Harvest is pleased to note that the Norwegian government is proposing a continuation of the tight and enforceable regulatory framework combined with making future capacity increases contingent on meeting the necessary sustainability targets.

The warm summer in Norway has impacted seawater growth and biological conditions adversely. This will reduce harvest and increase costs somewhat in the coming periods. In Chile, the introduction of a sea lice drug Salmosan, together with improved industry coordination, has relieved some of the biological pressure. However, Marine Harvest remains concerned about the underlying sea lice and SRS issues in the region and expects supply growth to be inhibited by biological constraints in the coming years. Marine Harvest is however encouraged by the gradual introduction of a tighter regulatory framework, which together with consolidation is expected to improve the underlying conditions.

Short term, the trade sanctions recently imposed by Russia is impacting the market balance adversely. Russia constitutes about 7% of the world market for farmed Atlantic salmon. The consumption over the last twelve months has been about 140 000 tons, of which about 100 000 tons has been supplied from Norway and the UK, countries that are impacted by the sanctions. The situation is putting the industries logistical and marketing skills to a serious test in the short term, as spot price have dropped to a level of around NOK 30. However, the forward market for the fourth quarter 2014 and 2015 remains strong, with price of NOK 39 and NOK 41 respectively.

Marine Harvest is well position to be able to contribute constructively to the situation through its global capabilities in production, logistics and sales. The organization is currently working to optimize under the changed circumstances in order to satisfy customers across all markets. For the duration of the sanctions, Marine Harvest expects increased product flows from Chile and the Faroes to Russia.

The new feed plant in Norway has commenced production as planned and is currently supplying Marine Harvest feed to about 40% of the requirement in Norway. At full capacity, the Norwegian operation is expected to be 60% self-sufficient. The organization will be fully focused on meeting the operating targets for the coming periods. The investment will be assessed in the first half of 2015 with a view to a possible further expansion in this business area.

The cost trend for the salmon farming industry is up due to biological issues. The full cost for a gutted Marine Harvest salmon is however still expected to be slightly reduced in the second half compared to the first half of the year as harvesting will commence from better performing generations. The Board is pleased by measures implemented over time to improve sea water growth and reduce the feed conversion ratio. This has contributed to a shortening of the production cycle by 40 to 90 days over the last two and a half years.

Marine Harvest has decided to combine its consumer products activities in Europe under one management in the new entity Marine Harvest Consumer Products. The entity, which combines Morpol with the fully restructured VAP Europe, will be reported as one entity from 2015. In the meantime, VAP Europe is expected to start benefiting from the restructuring measures carried out. In general, consumer product activities are also expected to benefit from short term pressure on raw material prices, however the French market remains challenging. The Board is pleased by the product development and branding initiatives in the US and Asia.

The Board remains committed to an active role in the future consolidation of the farming industry in Norway and Chile.

The Board is pleased by the organizations performance and is confident that Marine Harvest well positioned to optimize under the challenges arising from the Russian sanctions. Marine Harvest has strong global capabilities and comprehensive sales contract hedging for the coming periods.

The strong operating cash flow combined with the new financing of the group has put Marine Harvest in a unique position to aggressively grow its business and at the same time support a solid quarterly distribution to shareholders.  A dividend of NOK 1.00 will be paid under the authorization granted by the AGM.

SUMMARY YEAR TO DATE

•	Record high operational EBIT of NOK 2 310 million, which contributed to cash flow from operations of NOK 2 535 million.
•	High salmon prices throughout the period, but dropping as expected in June.
•	Record high harvest volume of 206 419 tons compared to 159 473 in 2013.
•	High cost per kg for fish harvested in the first quarter due to harvesting out challenged sites.
•	Disappointing results for Morpol and VAP Europe, due to a challenging French market and high raw material prices.
•	Capex amounted to NOK 960 million, including NOK 185 million invested in the feed factory, which commenced operations in June.
•	The sale of the activities at the Shetland and Orkney Islands was completed at a sales price of GBP 122.5 million.
•	No escapes in Marine Harvest so far in 2014.
•	In April, Marine Harvest made a decision to clean all relevant fish oils used in Marine Harvest fish feed for environmental pollutants.
•	So far in 2014, four Marine Harvest farms have been ASC certified and the Group has secured sales of ASC certified products to major retailers in the European Market.
•	Net cash flow per share NOK 6.25, of which NOK 2.86 was related to net cash received from disposal of assets held for sale.
•	EUR 20 million fine imposed by the EU Commission related to the Morpol acquisition, claiming alleged breach of European Merger control rules. Decision will be referred to the EU courts.
•	EPS of NOK 1.52 and an underlying EPS of NOK 3.85.
•	ROCE of 22.9%.
•	NIBD of NOK 6 990 million at June 30.
•	Convertible bond of EUR 375 million was issued in April, with an annual coupon of 0.875%.
•	Refinancing of bank facilities of EUR 425 million at favorable terms.
•	The Norwegian Government has proposed moderate capacity increase with stricter environmental demand to secure sustainable growth.
•	Russia has decided to prohibit import of seafood products from the United States, the EU, Canada, Australia and Norway for a one-year period.
•
Supported by the strong operating results, the divestment of UK farming assets, a strong forward market and a solid financial position, dividend in the amount of NOK 6.20 per share have been paid out in 2014. In addition the Board has revolved to pay out a dividend of NOK 1.00 based on the results for the second quarter.

OTHER RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2013 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

CONFIRMATION FROM BOARD OF DIRECTORS AND CEO

We confirm, to the best of our knowledge, that the interim financial report for the first half of 2013 has been prepared in accordance with IFRS as issued by IASB and as adopted by EU, and gives a true and fair view of the Group’s consolidated assets, liabilities, financial position and result for the period. Furthermore, we confirm that the interim management report includes a fair view of the information required under the Norwegian Securities Trading Act § 5 – 6, fourth paragraph.

Oslo 26 August 2014
The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy	Leif Frode Onarheim	Cecilie Fredriksen	Michael Parker
- Chairman of the Board	- Deputy Chairman of the Board

Solveig Strand	Tor Olav Trøim	Helène Vibbleus	Lars Erik Hestnes

Stein Mathiesen	Kjellaug Samland		Alf-Helge Aarskog - CEO

Forward looking statements
This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s registration statement on Form 20-F filed in 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

INTERIM FINANCIAL STATEMENTS						Q2|2014

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Unaudited, in NOK million	Note	Q2. 14	Q2. 13	YTD Q2. 14	YTD Q2. 13	2013
Revenue	4	6 565.1	4 413.4	12 435.9	8 165.6	19 199.4
Cost of materials		-3 544.3	-2 170.4	-6 558.7	-4 148.8	-9 998.5
Fair value uplift on harvested fish	5	-1 093.3	-1 134.2	-2 327.4	-1 851.3	-4 323.7
Fair value adjustment on biological assets	5	206.8	1 273.5	1 232.8	2 634.4	6 118.3
Salaries and personnel expenses		- 751.4	- 579.0	-1 520.4	-1 161.2	-2 674.3
Other operating expenses		- 825.7	- 616.8	-1 594.6	-1 139.9	-2 581.9
Depreciation and amortisation		- 224.8	- 176.9	- 450.3	- 346.8	- 762.5
Onerous contracts provision		60.4	- 80.9	147.0	- 99.0	- 124.7
Restructuring cost		- 44.7	- 237.9	- 44.4	- 237.9	- 272.8
Other non-operational items		- 168.2	- 74.4	- 168.2	- 74.4	- 74.4
Income from associated companies		29.1	14.6	42.8	57.1	221.8
Impairment losses		0.8	- 3.6	1.1	- 2.7	- 65.0
Earnings before financial items (EBIT)		209.7	627.3	1 195.6	1 795.1	4 661.8
Interest expenses	7	- 132.3	- 149.0	- 263.0	- 279.3	- 640.2
Net currency effects	7	- 108.1	- 135.3	- 92.1	- 179.6	- 311.7
Other financial items	7	- 355.9	- 90.8	- 218.9	- 81.7	- 252.4
Earnings before tax		- 386.7	252.1	621.6	1 254.4	3 457.4
Income taxes		48.1	- 158.0	- 223.4	- 407.2	-1 026.8
Earnings for the period, continued operations		- 338.6	94.1	398.2	847.3	2 430.6
Profit from discontinued operations, net of tax		196.1	0.0	225.0	0.0	91.9
Profit or loss for the period		- 142.5	94.1	623.2	847.3	2 522.5

Other comprehensive income
Change in fair value of cash flow hedges		- 19.7	- 36.9	- 110.5	- 37.7	- 44.3
Income tax effect fair value of cash flow hedges		5.3	10.4	29.3	10.6	13.7
Currency translation differences		279.9	195.8	119.7	317.3	630.4
Currency translation differences non-controlling interests		1.6	0.6	1.9	1.9	4.9
Items to be reclassified to P&L in subsequent periods:		267.1	169.9	40.4	292.1	604.7
Actuarial gains (losses) on defined benefit plans, net of tax		0.0	0.0	0.0	0.0	- 23.5
Other gains and losses in comprehensive income		0.0	19.6	0.0	20.0	0.0
Items not to be reclassified to profit and loss:		0.0	19.6	0.0	20.0	- 23.5
Other comprehensive income, net of tax		267.1	189.5	40.4	312.1	581.2
Total comprehensive income in the period		124.6	283.6	663.6	1 159.4	3 103.7

Profit or loss for the period attributable to
Non-controlling interests		1.5	3.8	- 2.4	10.3	7.4
Owners of Marine Harvest ASA		- 144.0	90.3	625.6	837.0	2 515.1

Comprehensive income for the period attributable to
Non-controlling interests		3.1	4.4	- 0.5	12.2	12.3
Owners of Marine Harvest ASA		121.5	279.2	664.1	1 147.2	3 091.4

Basic and diluted earnings per share (NOK)	9	-0.35	0.24	1.52	2.23	6.66
Dividend declared and paid per share (NOK)		5.00	1.00	6.20	1.00	2.25

					Q2|2014

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in NOK million	Note	30.06.2014	31.03.2014	31.12.2013	30.06.2013
ASSETS
Licences		6 099.0	6 005.2	6 036.1	5 564.8
Goodwill		2 375.2	2 362.9	2 374.9	2 151.3
Deferred tax assets		235.7	189.5	178.8	105.8
Other intangible assets		157.7	166.5	188.4	114.7
Property, plant and equipment		6 988.7	6 736.4	6 677.2	4 703.3
Investments in associated companies		817.1	872.7	900.4	694.5
Other shares and other non-current assets		146.8	125.6	140.9	1 755.4

Total non-current assets		16 820.2	16 458.9	16 496.9	15 089.9

Inventory		1 921.5	1 765.5	1 751.1	760.7
Biological assets	5	8 132.4	9 296.1	9 536.6	7 043.7
Current receivables		3 518.3	3 284.3	4 277.8	2 479.1
Cash		1 216.5	888.3	606.2	858.3

Total current assets		14 788.7	15 234.2	16 171.8	11 141.8

Asset held for sale		42.6	1 140.8	1 059.1	0.0

Total assets		31 651.5	32 834.0	33 727.7	26 231.7

EQUITY AND LIABILITIES
Equity		14 451.0	16 374.3	16 318.5	12 392.0
Non-controlling interests		26.3	24.2	27.8	7.1

Total equity		14 477.3	16 398.6	16 346.3	12 399.1

Deferred taxes liabilities		3 009.9	3 308.9	3 365.0	2 805.2
Non-current interest-bearing debt		8 187.7	8 113.9	7 710.2	6 444.1
Other non-current liabilities		1 479.0	564.9	976.2	983.8

Total non-current liabilities		12 676.5	11 987.8	12 051.3	10 233.1

Current interest-bearing debt		19.0	285.4	686.7	271.4
Other current liabilities		4 478.7	3 974.8	4 452.9	3 328.1

Total current liabilities		4 497.7	4 260.2	5 139.6	3 599.5

Liabilites held for sale		0.0	187.4	190.5	0.0

Total equity and liabilities		31 651.5	32 834.0	33 727.7	26 231.7

							Q2|2014

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

2014	Attributable to owners of Marine Harvest ASA
Unaudited, in NOK million	Share capital	Share premium	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity

Equity 01.01.2014	3 077.9	2 954.6	- 84.0	10 370.0	16 318.5	27.8	16 346.3

Comprehensive income
Profit				625.6	625.6	-2.4	623.2
Other comprehensive income			-6.1	45.6	39.5	0.9	40.4
Transactions with owners
Share based payment			11.7		11.7		11.7
Dividends				-2,544.3	-2 544.3		-2,544.3

Total equity 30.06.2014	3 077.9	2 954.6	-78.4	8 496.9	14 451.0	26.3	14 477.3

2013	Attributable to owners of Marine Harvest ASA
NOK million	Share capital	Share premium	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity

Equity 01.01.2013	2 811.3	779.0	- 692.8	8 722.2	11 619.7	69.0	11 688.7

Comprehensive income
Profit				2,515.1	2 515.1	7.4	2,522.5
Other comprehensive income			600.4	-24.2	576.2	4.9	581.1

Transactions with owners
Issue of shares	266.6	2,175.6			2 442.2		2,442.2
Share based payment			8.4		8.4		8.4
Dividends				-843.3	-843.3	-0.4	-843.7
Transactions with treasury shares				0.2	0.2		0.2
Acquisition of non-controlling interests						-74.1	-74.1
Non-controlling interest arising from business combination					0.0	21.0	21.0

Total equity 31.12.2013	3 077.9	2 954.6	-84.0	10 370.0	16 318.5	27.8	16 346.3

Other equity reserves consists of cash flow hegde reserve, share-based payment reserve and foreign currency transation reserve.

For further information related to share capital, reference is made to note 10.

					Q2|2014

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in NOK million	Q2. 14	Q2. 13	YTD Q2. 14	YTD Q2. 13	2013

Earnings before taxes (EBT)	- 386.7	252.1	621.6	1 254.4	3 457.4
Interest expense	132.3	149.0	263.0	279.3	640.2
Currency effects	108.1	135.3	92.1	179.6	311.7
Other financial items	355.9	90.8	218.9	81.7	252.4
Net fair value adjustment and onerous contracts	826.1	- 58.4	947.6	- 684.1	-1 669.9
Income/loss from associated companies	- 29.1	- 14.6	- 42.8	- 57.1	- 221.8
Depreciation and impairment losses	224.1	180.5	449.2	349.5	827.5
Change in working capital	62.9	95.1	60.7	- 201.2	-1 748.8
Taxes paid	- 57.7	- 9.7	- 153.4	- 26.8	- 115.5
Restructuring and other non-operational items	94.4	306.7	88.6	306.7	308.1
Other adjustments	- 6.0	- 4.1	- 10.6	- 8.5	- 18.3

Cash flow from operations	1 324.4	1 122.9	2 534.9	1 473.6	2 023.0

Proceeds from sale of fixed assets	223.7	12.7	251.0	13.2	66.0
Payments made for purchase of fixed assets	- 557.8	- 458.0	- 960.2	- 869.4	-1 967.6
Proceeds from associates and other investments	64.3	153.1	74.4	224.7	227.0
Proceeds from disposal of held for sale assets	1 172.8	0.0	1 172.8	0.0	35.1
Purchase of shares and other investments 2)	- 1.3	- 55.2	- 9.5	- 801.4	- 833.8

Cash flow from investments	901.7	- 347.4	528.5	-1 432.9	-2 473.3

Proceeds from convertible bond	3 091.5	2 674.7	3 091.5	2 674.7	2 670.4
Proceeds from new interest-bearing debt	0.0	0.0	434.1	1 250.0	4 125.5
Down payment of interest-bearing debt	-2 907.5	-2 599.8	-3 264.2	-2 958.8	-5 053.5
Net interest and financial items paid	- 111.8	- 120.4	- 197.6	- 253.1	- 531.3
Realised currency effects	- 64.2	92.5	- 94.8	145.3	246.3
Dividend paid to owners of Marine Harvest ASA	-1 952.9	- 347.8	-2 463.3	- 347.8	- 825.3
Dividend paid to non-controlling interests	0.0	0.0	0.0	0.0	- 0.4
Transactions with treasury shares	0.0	0.0	0.0	0.0	0.2

Cash flow from financing	-1 944.9	- 300.8	-2 494.3	510.3	631.9

Change in cash in the period	281.2	474.7	569.1	551.0	181.6

Cash - opening balance 1)	720.3	323.8	439.1	246.0	246.1
Currency effects on cash - opening balance	28.3	5.2	21.6	6.7	11.4

Cash - closing balance 1)	1 029.8	803.7	1 029.8	803.7	439.1

1) Excluded restricted cash

Q2|2014

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION
Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.
This interim report has not been subject to any external audit or review.
These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented.

Note 2 ACCOUNTING PRINCIPLES
All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2013 (as published on the OSE on 30 April 2014 and as filed publicly with the SEC on 30 April 2014). No new standards have been applied in 2014.
The Group has discontinued hedge accounting of interest rate swaps, as they no longer qualify. The cumulative gain on the hedging instrument that has been recognized in other comprehensive income is reclassified from equity to profit or loss, as it is no longer highly probable that the forecasted transactions are expected to occur.
Significant fair value measurements in accordance with IFRS 13:
Biological assets
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.
Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each business unit.
The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the business unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.
Derivative financial instruments and other shares
Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date. Other shares are mainly valued on Level 1 of the fair value hierarchy and based on quoted prices on the Oslo Stock Exchange.
Conversion liability component of convertible bond
The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 3 in the fair value hierarchy, as some input is unobservable. The valuations are performed using Black-Scholes valuation model for option valuation, with quoted prices for share value, exchange rate and risk free interest rate, and unobservable input for volatility.

Note 3 ESTIMATES AND RISK EXPOSURE
The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting.  All changes in estimates are reflected in the financial statements as they occur.
Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilisation and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.
All risk factors are described in the 2013 Annual Report.

Q2|2014

NOTES TO INTERIM FINANCIAL STATEMENTS

Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organised in two business areas, Farming and Sales and Marketing. Farming is a separate reportable segment, while Sales and Marketing is divided in three reportable segments, Market, VAP Europe and Morpol. Fish Feed production will be a separate business segment, but the operational activity has not yet started.

The performance of the segments is monitored to reach the overall objective of maximising the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

BUSINESS AREAS	Farming	Sales and Marketing			Other 1)	Elimina- tions	TOTAL
NOK million		MH Markets	MH VAP Europe	Morpol
Q2. 14
External revenue	157.5	4 258.3	1 199.5	924.2	23.8		6 563.3
Internal revenue	4 284.4	801.8	26.6	115.8	53.8	-5 282.4	0.0
Operational revenue	4 441.9	5 060.1	1 226.2	1 040.0	77.6	-5 282.4	6 563.3
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	1.7	0.0	1.7
Revenue in profit and loss	4 441.9	5 060.1	1 226.2	1 040.0	79.4	-5 282.4	6 565.1
Operational EBITDA	1 289.7	140.6	17.0	45.8	- 48.1		1 445.0
Operational EBIT	1 117.6	134.6	- 3.8	23.7	- 51.9		1 220.2
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	- 1.4		- 1.4
Fair value harvested fish	-1 093.3	0.0	0.0	0.0	0.0		-1 093.3
Fair value adjustment on biological assets	204.1	0.0	0.0	0.0	2.7		206.8
Onerous contracts provision	60.4	0.0	0.0	0.0	0.0		60.4
Restructuring cost	0.0	- 5.2	- 39.5	0.0	0.0		- 44.7
Other non-operational items	0.0	0.0	0.0	0.0	- 168.2		- 168.2
Income from associated companies	29.1	0.0	0.0	0.0	0.0		29.1
Impairment losses	0.0	0.0	0.5	0.3	0.0		0.8
EBIT	317.9	129.5	- 42.8	24.0	- 218.8		209.7

Q2. 13
External revenue	65.8	3 326.5	1 038.2		14.1		4 444.5
Internal revenue	2 991.8	472.9	6.7		13.0	-3 484.4	0.0
Operational revenue	3 057.6	3 799.4	1 044.9		27.1	-3 484.4	4 444.5
Change in unrealized salmon derivatives	0.0	0.0	0.0		- 31.1	0.0	- 31.1
Revenue in profit and loss	3 057.6	3 799.4	1 044.9		- 4.1	-3 484.4	4 413.4
Operational EBITDA	1 011.8	86.4	26.0		- 45.9		1 078.3
Operational EBIT	859.4	82.9	7.3		- 48.2		901.4
Change in unrealized salmon derivatives	0.0	0.0	0.0		- 31.1		- 31.1
Fair value harvested fish	-1 134.2	0.0	0.0		0.0		-1 134.2
Fair value adjustment on biological assets	1 273.1	0.0	0.0		0.4		1 273.5
Onerous contracts provision	- 80.9	0.0	0.0		0.0		- 80.9
Restructuring cost	0.0	- 32.7	- 205.1		0.0		- 237.9
Other non-operational items	- 74.4	0.0	0.0		0.0		- 74.4
Income from associated companies	14.6	0.0	0.0		0.0		14.6
Impairment losses	0.0	- 3.5	0.0		- 0.2		- 3.6
EBIT	857.6	46.7	- 197.8		- 79.2		627.3

1) Inclusive MH Fish Feed

							Q2|2014
NOTES TO INTERIM FINANCIAL STATEMENTS

Note 4 BUSINESS SEGMENTS (continued)

BUSINESS AREAS	Farming	Sales and Marketing			Other 1)	Elimina- tions	TOTAL
NOK million		MH Markets	MH VAP Europe	Morpol

YTD Q2. 14
External revenue	261.4	7 975.5	2 313.6	1 841.6	39.2		12 431.3
Internal revenue	7 941.3	1 464.8	47.1	232.6	122.3	-9 808.1	0.0
Operational revenue	8 202.7	9 440.3	2 360.7	2 074.2	161.4	-9 808.1	12 431.3
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	4.6	0.0	4.6
Revenue in profit and loss	8 202.7	9 440.3	2 360.7	2 074.2	166.1	-9 808.1	12 435.9
Operational EBITDA	2 552.2	231.0	12.7	30.7	- 65.8		2 760.8
Operational EBIT	2 207.1	219.6	- 29.1	- 14.2	- 73.0		2 310.5
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	1.5		1.5
Fair value harvested fish	-2 327.4	0.0	0.0	0.0	0.0		-2 327.4
Fair value adjustment on biological assets	1 226.4	0.0	0.0	0.0	6.4		1 232.8
Onerous contracts provision	147.0	0.0	0.0	0.0	0.0		147.0
Restructuring cost	0.0	- 5.2	- 39.2	0.0	0.0		- 44.4
Other non-operational items	0.0	0.0	0.0	0.0	- 168.2		- 168.2
Income from associated companies	42.8	0.0	0.0	0.0	0.0		42.8
Impairment losses	0.0	0.0	0.3	0.8	0.0		1.1
EBIT	1 296.0	214.4	- 68.0	- 13.4	- 233.3		1 195.6

YTD Q2. 13
External revenue	138.6	6 076.9	1 938.3		26.3		8 180.1
Internal revenue	5 543.0	836.9	11.7		12.4	-6 404.1	0.0
Operational revenue	5 681.7	6 913.8	1 950.0		38.7	-6 404.1	8 180.1
Change in unrealized salmon derivatives	0.0	0.0	0.0		- 14.5	0.0	- 14.5
Revenue in profit and loss	5 681.7	6 913.8	1 950.0		24.2	-6 404.1	8 165.6
Operational EBITDA	1 660.4	136.0	26.1		- 92.4		1 730.1
Operational EBIT	1 361.8	129.1	- 10.6		- 97.0		1 383.3
Change in unrealized salmon derivatives	0.0	0.0	0.0		- 14.5		- 14.5
Fair value harvested fish	-1 842.5	0.0	0.0		0.0		-1 842.5
Fair value adjustment on biological assets	2 626.0	0.0	0.0		- 0.3		2 625.6
Onerous contracts provision	- 99.0	0.0	0.0		0.0		- 99.0
Restructuring cost	0.0	- 32.7	- 205.1		0.0		- 237.9
Other non-operational items	- 74.4	0.0	0.0		0.0		- 74.4
Income from associated companies	57.1	0.0	0.0		0.0		57.1
Impairment losses	1.0	- 3.5	0.0		- 0.2		- 2.7
EBIT	2 030.0	92.9	- 215.7		- 112.1		1 795.1

2013
External revenue	500.8	13 130.7	4 280.8	1 264.9	52.4		19 229.6
Internal revenue	12 391.5	1 931.6	61.6	91.8	162.6	-14 639.1	0.0
Operational revenue	12 892.3	15 062.2	4 342.4	1 356.7	215.0	-14 639.1	19 229.6
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	- 30.2	0.0	- 30.2
Revenue in profit and loss	12 892.3	15 062.2	4 342.4		184.8	-14 639.1	19 199.4
Operational EBITDA	3 623.7	363.0	21.2	97.6	- 130.6		3 974.9
Operational EBIT	3 001.1	346.3	- 57.7	62.6	- 139.9		3 212.4
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	- 30.2		- 30.2
Fair value harvested fish	-4 323.7	0.0	0.0	0.0	0.0		-4 323.7
Fair value adjustment on biological assets	6 141.7	0.0	0.0	- 30.8	7.3		6 118.3
Onerous contracts provision	- 124.7	0.0	0.0	0.0	0.0		- 124.7
Restructuring cost	- 4.3	- 32.7	- 235.7	0.0	0.0		- 272.8
Other non-operational items	- 74.4	0.0	0.0	0.0	0.0		- 74.4
Income from associated companies	221.8	0.0	0.0	0.0	0.0		221.8
Impairment losses	- 6.8	- 9.7	- 40.6	- 7.7	- 0.2		- 65.0
EBIT	4 830.8	303.9	- 334.0	24.1	- 163.0		4 661.8

1) Inclusive MH Fish Feed

						Q2|2014

NOTES TO INTERIM FINANCIAL STATEMENTS

Note 5 SPECIFICATIONS OF BIOLOGICAL ASSETS

NOK million	Norway	Scotland	Canada	Chile	Other	TOTAL

Fair value adjustment on biological assets in the statement of comprehensive income
Q2. 2014	470.2	- 212.9	- 158.0	113.4	- 3.1	209.4
Q2. 2013	589.1	297.3	251.8	63.0	69.7	1 270.9
YTD Q2. 2014	1 084.2	- 157.2	- 43.6	316.1	33.4	1 232.8
YTD Q2. 2013	1 480.9	497.3	430.4	96.6	120.6	2 625.6
2013	4 007.9	999.1	595.1	284.2	218.7	6 105.0

Fair value adjustment on harvested fish in the statement of comprehensive income
Q2. 2014	-1 006.7	- 9.0	17.4	- 123.9	28.9	-1 093.3
Q2. 2013	- 699.8	- 248.8	- 133.7	0.4	- 52.2	-1 134.2
YTD Q2. 2014	-1 922.2	- 82.0	- 30.7	- 271.3	- 21.3	-2 327.4
YTD Q2. 2013	-1 216.6	- 374.7	- 205.3	23.8	- 78.5	-1 851.3
2013	-2 898.1	- 822.3	- 360.3	- 123.9	- 119.1	-4 323.7

Volumes of biomass in sea (1 000 tonnes)
30.06.2014						241.8
31.03.2014						265.2
31.12.2013						270.3
30.06.2013						201.5

Fair value adjustment on biological assets in the statement of financial position
30.06.2014
Fair value adjustment on biological assets	1 025.2	162.9	143.3	168.6	154.1	1 654.2
Biomass at cost						6 478.3
Total biological assets						8 132.4
31.03.2014
Fair value adjustment on biological assets	1 561.7	378.7	273.5	174.0	125.9	2 513.8
Biomass at cost						6 782.3
Biological assets						9 296.1
31.12.2013
Fair value adjustment on biological assets	1 863.2	398.0	219.0	121.3	141.4	2 742.9
Biomass at cost						6 793.7
Total biological assets						9 536.6

Reconciliation of changes in carrying amount of biological assets
Carrying amount 1.4.2014						9 296.1
Purchases						2 240.0
Change in fair value						209.5
Fair value adjustment on harvested biomass						-1 093.3
Mortality for fish in sea						- 25.3
Cost of harvested fish						-2 635.9
Sold operations - Discontinued						- 6.1
Currency translation differences						147.4
Total carrying amount of biological assets as of 30.06.2014						8 132.4

Price sensitivities effect on fair value - (salmon only)
The sensitivities are calculated based on a NOK 2 increase of the salmon price in all markets (fish between 1-4 kg is measured proportonately based on their level of completion).
	196.8	24.8	29.8	60.3	17.3	328.9

Note 6 EXCEPTIONAL ITEMS

NOK million

Exceptional items	Q1. 14	Q2. 14				YTD Q2. 14
Sea lice mitigation in MH Norway	61.8	84.6				146.4
Exceptional mortality in MH Norway	13.1	20.6				33.7
Exceptional mortality in MH Canada	-	1.6				1.6
Exceptional mortality in MH Chile	1.4	-				1.4

Exceptional items in operational EBIT	76.3	106.8				183.1

The note summarises elements affecting Operational EBIT and Cost of goods sold (mortality and lice mitigation costs) in the Statement of Comprehensive income that management considers exceptional relative to the underlying operations. The elements for the current quarter is commented on in the chapters for each operating unit.

						Q2|2014

NOTES TO INTERIM FINANCIAL STATEMENTS

Note 7 FINANCIAL ITEMS

NOK million	Note
		Q2. 14	Q2. 13	YTD Q2. 14	YTD Q2. 13	2013

Interest expense		-132.3	-149.0	-263.0	-279.3	-640.2

Currency effects on interest-bearing debt		-50.0	-226.4	-2.1	-275.9	-528.5
Currency effects bank, trade receivables and trade payables		19.6	72.8	-1.7	54.3	105.7
Gain/loss on short-term transaction hedges		-71.8	-2.5	-72.1	-6.9	46.6
Realised gain/loss on long-term cash flow hedges		-5.9	20.8	-16.2	49.0	64.5
Net currency effects		-108.1	-135.3	-92.1	-179.6	-311.7

Interest income		7.7	6.5	16.2	8.6	25.0
Gain/loss on salmon derivatives		3.3	1.1	3.5	2.5	3.9
Change in fair value of financial instruments		40.8	-71.9	83.2	-32.8	46.3
Change in fair value conversion liability components	8	-428.8	-154.2	-318.3	-188.8	-516.1
Change in fair value other shares		21.2	-3.3	1.0	-1.1	60.8
Dividends and gain/loss on sale of other shares		-1.1	133.2	-1.0	133.3	134.9
Net other financial items		0.8	-2.2	-3.7	-3.4	-7.1
Other financial items		-356.0	-90.8	-219.0	-81.7	-252.4

Total financial items		-596.4	-375.2	-574.1	-540.6	-1,204.4

Note 8 CONVERTIBLE BONDS

NOK million
	Statement of financial position			Statement of comprehensive income
	Non-current interest- bearing debt	Conversion liability component 2013-bond	Conversion liability component 2014-bond	Interest expenses	Net currency effects	Other financial items
Initial recognition
EUR 350 mill 2013-bond	2 267.1	378.0

Subsequent measurement
Recognized 2013
Interest and currency effects	270.8			- 92.7	- 222.0
Change in fair value of conversion liability component		182.9				- 182.9
				- 92.7	- 222.0	- 182.9
Recognized 2014
Q1 2014
Interest and currency effects	- 17.7			- 36.5	37.4
Change in fair value of conversion liability component		- 110.5				110.5

May 2014
Initial recognition EUR 375 mill 2014-bond	2 554.2		486.4

Q2 2014
Coupon interest				- 21.3
Amortized interest	34.6			- 34.6
Currency effects	97.3				- 97.3
Change in fair value of conversion liability components		379.9	48.8			- 428.8
Net recognized end of period 2014	5 206.3	830.3	535.2	- 92.4	- 59.9	- 318.3

Sensitivity analyses conversion liability component:
	NOK million	2013-bond	2014-bond
A 10% increase in share price		1 099.8	836.2
A 10% increase in exchange rate EUR/NOK		748.8	568.4
A 0.50% point increase in risk free interest rate		896.8	680.7

Marine Harvest ASA issued an EUR 375 million convertible bond April 24. 2014, with a coupon interest of 0.875%. The bond matures in 2019 at the nominal value of EUR 375 million or can be converted into shares at the holder's option. The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.
The carrying amount of the debt liaibility component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current interest-free liabilities in the statement of financial position.

Note 9 EARNINGS PER SHARE
Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.
Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of equity conversion option, adjusted for estimated taxes.
The equity conversion option on the 2013 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was antidilutive, and the convertible bond is therefore not included in diluted EPS..
The equity conversion option on the 2014 convertible bond was not "in the money" at the end of the reporting period, and a dilution effect has not been calculated.
Average diluted number of shares is affected by the share price bonus call options to senior executives.

				Q2|2014

NOTES TO INTERIM FINANCIAL STATEMENTS

Note 10 SHARE CAPITAL
	No of shares	NOK million	Share capital	Share premium
Share Capital
Issued at the beginning of 2014	410 377 759		3 077.9	2 954.6

Share capital end of period	410 377 759		3 077.9	2 954.6

				Cost
Treasury Shares
Treasury shares at the beginning of 2014	410			2.8

Treasury shares end of period	410			2.8

Note 11 SHAREHOLDERS

Overview of the major shareholders at 30.06.2014
Name of shareholder	No. of shares	%
Geveran Trading Co Ltd	106,542,732	25.96%
Folketrygdfondet	39,416,015	9.60%
Clearstream Banking S.A.	14,636,046	3.57%
State Street Bank & Trust Co.	9,143,971	2.23%
DNB NOR Bank ASA	6,745,613	1.64%
Skandinaviska Enskilda Banken AB	6,723,959	1.64%
Citibank, N.A.	6,566,270	1.60%
State Street Bank and Trust Co.	5,457,180	1.33%
Geveran Trading Co Ltd	5,444,072	1.33%
Verdipapirfondet DNB Norge (IV)	5,169,234	1.26%
State Street Bank and Trust Co	5,063,466	1.23%
The Northern Trust Co.	4,185,528	1.02%
Verdipapirfondet DNB Norge Selektiv	3,727,707	0.91%
Statoil Pensjon	3,550,117	0.87%
JP Morgan Chase Bank, NA	3,231,820	0.79%
Danske Invest Norske Instit. II.	3,048,247	0.74%
J.P. Morgan Chase Bank N.A. London	3,032,889	0.74%
State Street Bank and Trust Co.	2,944,441	0.72%
The Bank of New York Mellon SA/NVT	2,916,736	0.71%
The Bank of New York Mellon	2,850,587	0.69%
Total 20 largest shareholders	240 396 630	58.58%
Total other	169 981 129	41.42%
Total number of shares 30.06. 2014	410 377 759	100.00%
Geveran Trading Co Ltd, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has extended TRS agreements relating to 7 million shares in Marine Harvest ASA. The new expiration of the TRS agreements is December 3 2014. The exercise price on the agreements is NOK 82.8311 per share.

Note 12 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)